Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
GigaMedia Bringing Hot Game ArcheAge to Taiwan
Ground-Breaking MMORPG from
GigaMedia’s Strategic Partner XLGAMES
HONG KONG, November 9, 2010 — GigaMedia Limited (NASDAQ: GIGM) announced today that it has secured exclusive rights to operate the highly anticipated online game ArcheAge in Taiwan, Hong Kong and Macau.
ArcheAge is the exciting new 3-D fantasy MMORPG from gaming legend Jake Song, creator of Lineage — the most popular online game franchise in history. Driven by the stunning game engine CryENGINE® 2, ArcheAge creates the most realistic and dynamic virtual world in the industry.
XLGAMES, developer of ArcheAge, is a strategic partner of GigaMedia. In December 2007, GigaMedia announced an investment in XLGAMES through which GigaMedia secured board representation and certain strategic rights.
“We are proud to be collaborating with Jake Song and his team at XLGAMES and off to a strong start with their new masterpiece — ArcheAge,” stated GigaMedia President Thomas Hui. “ArcheAge has already secured mega-publishing partnerships in top Asian markets and we look forward to bringing the game’s incredible excitement and action to Taiwan.”
“GigaMedia is a great partner and we are very pleased to be working closely with them developing the best in next-generation entertainment,” stated Chief Executive Officer Jake Song of XLGAMES. “We are thrilled with ArcheAge, excited to bring the game to GigaMedia’s platform and confident of great success.”
ArcheAge is currently under testing and development in Korea. The first closed-beta test was held in July 2010, and a second one is to be launched in November 2010.
Under the terms of the agreement, GigaMedia has exclusive rights to operate ArcheAge in Taiwan, Hong Kong and Macau for three years.

ArcheAge uses the state-of-the-art game engine CryENGINE 2, from German developer Crytek. With photo-realistic graphics, believable animations, and enhanced lighting, CryENGINE 2’s spectacular features result in a rich, immersive, and reliable experience not possible before.
ArcheAge is set in a beautiful seamless fantasy world that evolves through player choices and free will. The storyline, from one of the top fantasy novelists in Korea, Min Hee Jun, combines both Eastern and Western ancient myths, creating a game all can enjoy. Players create unique characters, complete quests and battles and may even build homes and shelters as they advance through experience levels.
For further information about ArcheAge, visit http://www.archeage.com/en.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and one of the world’s largest online MahJong game sites in terms of revenues, T2CN, a leading online sports game operator in China, and IAHGames, the leader in online games in Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.
About XLGAMES
XLGAMES Inc. is a leading game studio founded in Seoul, Korea in 2003 by NCSoft’s former Executive Vice President of Global Development and NEXON’s former co-founder, Jake Song, creator of Lineage, one of the most popular and successful MMORPGs of all time. Led by world-renowned game experts and pioneers of the Korean MMORPG industry, XLGAMES began development in 2006 of a ground-breaking new MMORPG — the highly anticipated ArcheAge. XLGAMES is committed to delivering the best in next-generation entertainment across the globe.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2010.
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